UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  November 21, 2014

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____           Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: November 21, 2014	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release	Date: November 21, 2014
14-28-TR

Teck Announces Board Appointments

Vancouver, B.C. - Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE:TCK) (“Teck”) announced today that its Board of Directors has appointed Laura Dottori-Attanasio and Tracey McVicar to the Board, effective immediately.

Ms. Dottori-Attanasio is Senior Executive Vice-President and Chief Risk Officer, Canadian Imperial Bank of Commerce. She has over 20 years of increasingly senior and high profile leadership experience in the finance sector, with significant exposure to the mining industry.

Ms. McVicar is a Managing Partner of CAI Capital Management, a private equity firm based in New York and Vancouver. She has worked in the financial services industry for over 20 years, and among other board roles, has served as Chair of the Audit Committee of BC Hydro Corporation.

Chairman of the Board of Teck, Dr. Norman B. Keevil, said: “Ms. Dottori-Attanasio and Ms. McVicar bring valuable skills to the Board and we are looking forward to their contribution.”

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Greg Waller
Vice President, Investor Relations and Strategic Analysis
604.699.4014
Greg.waller@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com